SUPERIOR *Diamonds Inc.*

PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC, Canada V7Y 1C6
t 604 806 0667 f 604 688 5175

1988 Kingsway, Unit G
Sudbury, ON, Canada P3B 4J8
t 705 525 0992 f 705 525 7701
info@superiordiamonds.ca
www.superiordiamonds.ca

BY MAIL

February 13, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Superior Diamonds Inc. (the "Company") - File 82-34752

Enclosed please find the Company's documents disseminated during the month of January, 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Superior Diamonds Inc.

Susy H. Horna
Corporate Secretary

dlw 2/24

04 FEB 23 AM 7:21

SUPERIOR DIAMONDS CLOSES $700,000 NON-FLOW THROUGH FINANCING

January 16, 2004

Vancouver, BC – Superior Diamonds Inc. (SUP-TSXV) announced today that the non-flow through portion of the private placement announced on December 10, 2003 has closed, raising gross proceeds of $699,000. The flow through portion of the proposed private placement closed on December 31, 2003.

Subscribers elected to purchase 932,000 non-flow through units at $0.75 per unit. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.90 within 12 months after closing. The securities are subject to a four month hold period expiring May 17, 2004.

Net proceeds from the sale of the private placement will be used by Superior Diamonds for ongoing exploration and development programs and to supplement general working capital.

Haywood Securities Inc. acted as agent for the financing and was paid a cash commission of $54,425. 93,200 broker warrants were issued of which 34,982 were issued to selling agents. Each broker warrant entitles the holder to purchase one common share at a price of $0.75 within 12 months after closing.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has recently acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 26.7% by Aurora Platinum Corp. and 15.6% by Southwestern Resources Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102
#1650 - 701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667/Fax (604) 688-5175
e-mail: info@superiordiamonds.ca

Helicopter Airborne Magnetic Survey Commenced
Thousands of Kimberlite Indicator Minerals Recovered
Carneil Area, Québec

January 29, 2004

Vancouver, BC – **Superior Diamonds Inc. (SUP-TSXV)** announces that a 6,000 line kilometre helicopter borne magnetic survey has commenced in the Carneil Area of southwestern Québec. The target area is within the southern most of four kimberlite fields identified in Québec and was the focus of an extensive exploration program by Superior. The survey is being flown on 100 metre line spacing to cover the priority area and is designed to define kimberlite targets immediately up-ice from an area containing abundant kimberlite indicator minerals in glacial till.

During the 2003 summer field season, the Company completed a comprehensive glacial overburden mapping and sampling program which resulted in the recovery of thousands of kimberlite indicator minerals including abundant G-10 garnets, diamond inclusion chromites and eclogite garnets. The morphology of grains, commonly preserved reaction rims and proximity to deep seated structures, all point to a local source.

The airborne survey is designed to pinpoint kimberlite targets slated for drilling towards the end of the first quarter. Pyrope garnet populations contained 6 to 10 percent G-10 varieties, suggesting proximity to diamondiferous sources. It is anticipated that the airborne survey will be completed in two weeks.

Superior Diamonds is exploring a large area of northern Ontario using proprietary magnetic data and has a large land position acquired on the basis of kimberlite indicator mineral sampling and close spaced airborne magnetic surveys. In addition, Superior Diamonds has recently acquired properties in the Superior Craton area of Ontario and Québec, which are operated both independently and in joint venture with Inco Limited, Majescor Resources Inc. and Navigator Exploration Corp. Superior Diamonds Inc. is owned 26.6% by Aurora Platinum Corp. and 15.6% by Southwestern Resources Corp.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

John G. Paterson, President
Thomas W. Beattie, Director
Superior Diamonds Inc.
PO Box 10102
#1650 - 701 West Georgia Street
Vancouver BC V7Y 1C6, Canada
Tel. (604) 806-0667 - Fax (604) 688-5175
e-mail: info@superiordiamonds.ca
www.superiordiamonds.ca

Thomas F. Morris, V.P., Exploration
Superior Diamonds Inc.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 - Fax (705) 525-7701